U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-152805

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  September 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Healing Company Inc.
Full Name of Registrant

Former Name if Applicable: N/A

11thFloor, Ten Grand Street,
Address of Principal Executive Office (Street and Number):

Brooklyn, New York 11249
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

The Healing Company Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2022, without unreasonable effort and expense. The delay in completion of the report is a result of additional time required for the Board of Directors to approve the quarterly filing. The Registrant expects to file the Form 10-Q on or before Monday, November 21, 2022.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Simon Belsham	(866)	241-0670
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended September 30, 2022, the Company expects to report substantial increases in operating costs including management fees, professional fees, consulting fees, stock-based compensation, and other operational overhead.  Increases relate to the Company’s change of business, focussing on operations in the wellness sector, the closing of a credit facility and the acquisition of certain other assets as a precursor to the acquisition of a series of operating subsidiaries. The Company expects to report an operating loss of $6,675,703 for the three-month period ended September 30, 2022, as compared to an operating loss for the three-month period ended September 30, 2021, of $595,775. The substantial increase to our current period loss consists of increases to general and administrative expenses of $2,242,519, predominantly related to certain stock based compensation of $1,828,424 in the current period, an increase to professional and consulting fees of $3,467,474 all of which relates to the issuance of certain share purchase warrants valued at $3,627,980 in respect to a financing line, and an increase to management fees of $369,935. These increased costs were a result of the Company’s decision to change its business direction and move to retain additional management and operational staff as well as legal and accounting staff to support its planned growth in the health and wellness sector.

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The Healing Company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ Simon Belsham
Simon Belsham
CEO and Principal Executive Officer

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